AB 3/7

15047081

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED MAR 02 2015 Washington DC 404

SEC FILE NUMBER
8- 42236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Clark Sustainable Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Pennsylvania Avenue NW, Suite 300
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. McKenna, President (202) 461-2252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11

OATH OR AFFIRMATION

I, John J. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Clark Sustainable Capital, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

John J. McKenna, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAVINA KIM BIPIN PATEL NOTARY PUBLIC EXP. 1-14-2019 DISTRICT OF COLUMBIA

KAVINA KIM BIPIN PATEL
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires January 14, 2019

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2014

CONTENTS

weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Hamilton Clark Sustainable Capital, Inc.

We have audited the accompanying statement of financial condition of Hamilton Clark Sustainable Capital, Inc. (a Delaware Limited Liability Company) (the Company) as of December 31, 2014, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence of supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Clark Sustainable Capital, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information on pages 14 through 16 has been subjected to the audit procedures performed in conjunction with the audit of Hamilton Clark Sustainable Capital, Inc. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information on pages 14 through 16 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 26, 2015

weaver
Assurance · Tax · Advisory

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder of Hamilton Clark Sustainable Capital, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Hamilton Clark Sustainable Capital, Inc. (a Delaware Limited Liability Company) (the Company), which comprise the statement of financial condition as of December 31, 2013 and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AN INDEPENDENT MEMBER OF
BAKER TILLY INTERNATIONAL

WEAVER AND TIDWELL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: 713.850.8787 F: 713.850.1673

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Clark Sustainable Capital, Inc. at December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 26, 2014

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 34,707	$ 75,045
Accounts receivable	58,071	-
Prepaid expenses	3,654	3,334
Deposits	2,598	2,598
Property and equipment, net of accumulated depreciation of $8,780 and $6,074 at December 31, 2014 and 2013, respectively	3,710	6,415
Total assets	$ 102,740	$ 87,392
LIABILITIES		
Accounts payable and accrued expenses	$ 403	$ 1,836
Total liabilities	403	1,836
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	339,039	339,039
Retained deficit	(236,703)	(253,484)
Total stockholder's equity	102,337	85,556
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 102,740	$ 87,392

The Notes to Financial Statements are an integral part of these statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES		
Consulting and advisory fees, net	$ 468,767	$ 1,022,122
Total revenues	468,767	1,022,122
OPERATING EXPENSES		
Employee compensation	221,250	786,740
Occupancy, operating and overhead costs	230,736	221,283
Total operating expenses	451,986	1,008,023
INCOME BEFORE PROVISION FOR INCOME TAXES	16,781	14,099
INCOME TAX PROVISION	-	-
NET INCOME	$ 16,781	$ 14,099

The Notes to Financial Statements are an integral part of these statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock	Additional Paid in Capital	Retained (Deficit)	Total Stockholder's Equity
BALANCE, December 31, 2012	$ 1	$ 339,039	$ (267,583)	$ 71,457
Net income	-	-	14,099	14,099
BALANCE, December 31, 2013	1	339,039	(253,484)	85,556
Net income	-	-	16,781	16,781
BALANCE, December 31, 2014	$ 1	$ 339,039	$ (236,703)	$ 102,337

The Notes to Financial Statements are an integral part of these statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 16,781	$ 14,099
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Noncash items included in net income		
Depreciation	2,706	2,046
Changes in operating assets and liabilities		
Accounts receivable	(58,071)	16,439
Prepaid expenses	(321)	(1,250)
Accounts payable and accrued expenses	(1,433)	(1,489)
Net cash (used in) provided by operating activities	(40,338)	29,845
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(2,464)
Net cash used in investing activities	-	(2,464)
(Decrease) increase in cash and cash equivalents	(40,338)	27,381
CASH AND CASH EQUIVALENTS, beginning of year	75,045	47,664
CASH AND CASH EQUIVALENTS, end of year	$ 34,707	$ 75,045
SUPPLEMENTAL CASH FLOW INFORMATION		
Federal and state taxes paid in cash	$ 950	$ 750

The Notes to Financial Statements are an integral part of these statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Hamilton Clark Sustainable Capital, Inc. (formerly Hamilton Clark Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. In June 2013, an amendment was approved to change the name of the Company to Hamilton Clark Sustainable Capital, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Effective February 14, 1996, the National Association of Securities Dealers (NASD), now FINRA, granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors and mergers and acquisitions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while investment banking fees are recognized upon consummation of a transaction.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, and disclosures. As of December 31, 2014, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on income taxes in the statements of operations. For the years ended December 31, 2014 and 2013, the Company had no interest and penalties on income taxes. At December 31, 2014, the Company's tax years 2011 and thereafter remain subject to examination by major tax jurisdictions.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are comprised of computers which are carried at cost less accumulated depreciation and amortization. Computers are depreciated on a straight-line basis over an estimated useful life of five years. Gains and losses on disposed assets are reflected in current operations. Depreciation expense totaled $2,706 and $2,046 for the years ended December 31, 2014 and 2013, respectively.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Advertising Costs

Advertising costs are charged to expense as incurred. The Company incurred approximately $5,000 in advertising costs for the years ended December 31, 2014 and 2013 which are included in occupancy, operating and overhead on the accompanying statements of operations.

NOTE 3. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue. The percentage of revenues from major customers for the year ended December 31, 2014 and percentage of receivables due from major customers as of December 31, 2014 are as follows:

	Revenues	Receivables
Customer C	57%	100%
Customer E	16%	0%
Customer D	14%	0%
Customer B	13%	0%
Total	87%	100%

The percentage of revenues from major customers for the year ended December 31, 2013 and percentage of receivables due from major customers as of December 31, 2013 are as follows:

	Revenues	Receivables
Customer A	70%	0%
Customer B	18%	0%
Total	88%	0%

The Company maintains its cash account primarily in one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital is .012 to 1 and the net capital of $34,304 exceeds the minimum net capital required of $5,000.

NOTE 5. INCOME TAXES

At December 31, 2014 and 2013, deferred tax assets have been recognized for the following temporary differences in tax and financial accounting:

	2014	2013
Net Operating loss cary forward	$ 1,490	$ 5,600
Excess capital losses over capital gains	470	12,800
Net deferred tax asset	$ 1,960	$ 18,400

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2014 and 2013, the Company has determined that sufficient uncertainty exists about the potential utilization of its deferred tax assets and therefore has recorded a valuation allowance of $1,960 and $18,400, respectively. At December 31, 2014, the Company had a federal income net operating loss carryforward of approximately $9,900, which will expire in 2031.

NOTE 6. COMMITMENTS

Lease Commitments

The Company leases its office space under an operating lease that expired on December 31, 2014. Rent expense totaled approximately $30,939 and $27,557 for the years ended December 31, 2014 and 2013, respectively.

NOTE 7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2014 and 2013, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 8. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2015, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2014 that warrant additional disclosure.

SUPPLEMENTAL INFORMATION

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SUSTAINABLE CAPITAL INC. as of DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL

1.		Total ownership equity from Statement of Financial Condition			$ 102,337	3480
2.		Deduct ownership equity not allowable for Net Capital				3490
3.		Total ownership equity qualified for Net Capital			$ 102,337	3500
4.		Add:				
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
	B.	Other (deductions) or allowable credits (List)			-	3525
5.		Total capital and allowable subordinated liabilities			$ 102,337	3530
6.		Deductions and/or charges:				
	A.	Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 68,033	3540		
	B.	Secured demand note deficiency	$ -	3590		
	C.	Commodity futures contracts and spot commodities- proprietary capital charges	$ -	3600		
	D.	Other deductions and/or charges	$ -	3610	$ (68,033)	3620
7.		Other additions and/or allowable credits (List)			-	3630
8.		Net Capital before haircuts on securities positions			$ 34,304	3640
9.		Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A.	Contractual securities commitments	$ -	3660		
	B.	Subordinated securities borrowings	$ -	3670		
	C.	Trading and investment securities:				
		1. Exempted securities	$ -	3735		
		2. Debt securities	$ -	3733		
		3. Options	$ -	3730		
		4. Other securities	$ -	3734		
	D.	Undue concentration	$ -	3650		
	E.	Other (List)	$ -	3736	-	3740
10.		Net Capital			$ 34,304	3750

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 27, 2015.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SUSTAINABLE CAPITAL, INC.. as of DECEMBER 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 27	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 29,304	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 28,304	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			403	3790
17. Add:				
A. Drafts for immediate credit	$ -	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810		
C. Other unrecorded amounts (List)	$ -	3820	$ -	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$ -	3838
19. Total aggregate indebtedness			$ 403	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)			1.17%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	N/A	3760
25. Excess net capital (line 10 less 24)	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	N/A	3920

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 27, 2015.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SUSTAINABLE CAPITAL, INC as of DECEMBER 31, 2014

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based:

A. (k)	(1)---Limited business (mutual funds and/or variable annuities only).			4550
B. (k)	(2)(i)---"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k)	(2)(ii)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s)	4335		4570
D. (k)	(3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Hamilton Clark Sustainable Capital, Inc. conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2014.

weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Hamilton Clark Sustainable Capital, Inc.

We have reviewed management's statements, included in the accompanying Hamilton Clark Sustainable Capital, Inc. (the Company) Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

Houston, Texas
February 26, 2015

HAMILTONCLARK

HAMILTON CLARK & CO.
1701 PENNSYLVANIA AVENUE NW, SUITE 300
WASHINGTON, DC 20006
TEL 202 461 2252
FAX 202 461 2254

Hamilton Clark Sustainable Capital, Inc. Assertions

Hamilton Clark Sustainable Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Hamilton Clark Sustainable Capital, Inc.

I, John J. McKenna, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John J. McKenna, President

February 20, 2015

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT REGARDING SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2014

The Company is exempt from the filing of the SIPC supplemental report as net operating revenues are less than $500,000.